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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 3)*

QWEST COMMUNICATIONS INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74912110

(CUSIP Number)

Cannon Y. Harvey President Anschutz Company 555 Seventeenth Street, Suite 2400 Denver, CO 80202 (303) 298-1000	with copies to: Thomas A. Richardson, Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, CO 80203 (303) 861-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP Number: 74912110

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Philip F. Anschutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 20,004
Beneficially
Owned by Each		8.	Shared Voting Power 300,408,000
Reporting
Person With		9.	Shared Dispositive Power 20,004

		10.	Shared Dispositive Power 294,333,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,428,004

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP Number: 74912110

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Anschutz Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 300,408,000
Reporting
Person With		9.	Shared Dispositive Power 0

		10.	Shared Dispositive Power 294,333,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,408,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 74912110

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Anschutz Family Investment Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization Colorado

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 17,200,000
Reporting
Person With		9.	Shared Dispositive Power 0

		10.	Shared Dispositive Power 17,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) OO

        This Amendment No. 3 ("Amendment No. 3") to Schedule 13D further amends Items 2 through 6 of the Schedule 13D filed by the Reporting Persons (as defined below) on June 2, 2000, as amended (the "Schedule 13D"), and relates to shares of common stock, $0.01 par value (the "Common Stock"), of Qwest Communications International Inc.

Item 2. Identity and Background: The information previously provided in response to Item 2 is amended to read as follows:

        This statement is filed on behalf of Philip F. Anschutz ("Anschutz"), Anschutz Company, a Delaware corporation ("AC"), and Anschutz Family Investment Company LLC, a Colorado limited liability company ("AFIC" and, collectively, the "Reporting Persons").

        Anschutz owns 100% of the outstanding common stock of AC. AC is the Manager and one-percent equity owner of AFIC. AC may be deemed to indirectly beneficially own the Common Stock directly owned by AFIC. Anschutz may be deemed to indirectly beneficially own the Common Stock directly owned by AC and AFIC.

        During the past five years, none of Anschutz, AC or AFIC, or any executive officer or director of AC or any manager of AFIC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        AC and its affiliated companies are principally engaged in investments in natural resources, railroads, real estate, telecommunications, technology, entertainment, professional sports, and other businesses. AFIC is principally engaged in making minority investments in various businesses.

        The (1) name, (2) principal office, business or residence address, and (3) position and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of AC, Anschutz, AFIC, each executive officer and director of AC, and the manager of AFIC (such executive officers and directors and manager, collectively, the "Control Persons"), as applicable, are set forth below. Each individual listed below is a citizen of the United States of America.

Filing Persons, Executive Officers and Directors of AC and Manager of AFIC	Position and Present Principal Occupation or Employment	Principal Office, Business or Residence Address
AFIC	Not applicable	555 Seventeenth Street Suite 2400 Denver, CO 80202
AC	AFIC: Manager	555 Seventeenth Street Suite 2400 Denver, CO 80202
Anschutz	AC: Chairman, Chief Executive Officer and Director AFIC: Chairman and Chief Executive Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202
Harvey, Cannon Y.	AC: President, Chief Operating Officer and Director AFIC: President and Chief Operating Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202
Slater, Craig D.	AC: Executive Vice President and Director AFIC: Executive Vice President	555 Seventeenth Street Suite 2400 Denver, CO 80202
Barnes, Wayne A.	AC: Vice President and Chief Financial Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202
Jones, Richard M.	AC: Vice President, General Counsel and Secretary AFIC: Vice President and Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202
Kundert, Thomas G.	AC: Treasurer and Assistant Secretary AFIC: Treasurer and Assistant Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202

Item 3. Source and Amount of Funds or Other Consideration: The information previously provided in response to Item 3 is amended to add the following:

        In connection with the cash settlement of the Trust Enhanced Distribution Securities (the "TrENDS") (described in Item 6 below), AC is required to pay the Cash Settlement Amount (as defined below) on or before November 17, 2003 (the "Exchange Date"). The "Cash Settlement Amount" means an amount of cash equal to the product of (i) the Applicable Market Price (as defined below), (ii) the Exchange Rate (as defined below) and (iii) 9,604,000 (the initial number of shares of Common Stock subject to the TrENDS obligation prior to a two-for-one stock split).

        The "Applicable Market Price" means the average closing price per share of the Common Stock for the 20 trading days immediately prior to, but not including, the Exchange Date.

        The "Exchange Rate" will be determined as follows:

        (i)    If the Applicable Market Price is greater than or equal to $25.4675, then the Exchange Rate will be 1.6394;

        (ii)   If the Applicable Market Price is less than $25.4675 but greater than $20.875, then the Exchange Rate will be equal to two times the quotient of (a) 20.875 and (b) the Applicable Market Price; and

        (iii)  If the Applicable Market Price is less than or equal to $20.875, then the Exchange Rate will be two.

        It is expected that, based on the current market price of the Common Stock, the Exchange Rate will be two.

        The source of funds to be used by AC to pay the Cash Settlement Amount is working capital of AC.

Item 4. Purpose of the Transaction: The information previously provided in response to Item 4 is amended to add the following:

        As described in Item 6 below, AC has an obligation in connection with a trust created in 1998 for the benefit of TrENDS holders to either cause the trust to assign 19,208,000 shares of Common Stock held by the trust to the TrENDS holders or provide cash to the trust to settle such obligation. On October 16, 2003 AC gave notice it intends to settle the TrENDS obligation for cash. The settlement will occur as of the Exchange Date (November 17, 2003).

Item 5. Interest in Securities of the Issuer: The information previously provided in response to Item 5 is amended to read as follows:

        Reporting Persons.    As of the date of this Amendment No. 3, Anschutz is the direct beneficial owner of 4 shares of Common Stock. Anschutz also holds 20,000 shares of Common Stock as custodian for his children, and Anschutz disclaims beneficial ownership of these 20,000 shares. AC is deemed to be the direct beneficial owner of 283,208,000 shares (1) of Common Stock. AFIC is the direct beneficial owner of 17,200,000 shares of Common Stock. AC may be deemed to be the indirect beneficial owner of the shares of Common Stock directly owned by AFIC. Anschutz may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by AC and AFIC.

Anschutz:
(a)	Amount beneficially owned:		300,428,004	(2)(3)
(b)	Percent of class:		Approximately 17.1%	(4)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	20,004
	(ii)	Shared power to vote or to direct the vote:	300,408,000
	(iii)	Sole power to dispose or to direct the disposition of:	20,004
	(iv)	Shared power to dispose or to direct the disposition of:	294,333,000
AC:
(a)	Amount beneficially owned:		300,408,000	(1)(5)
(b)	Percent of class:		Approximately 17.1%	(4)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	300,408,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	294,333,000
AFIC:
(a)	Amount beneficially owned:		17,200,000
(b)	Percent of class:		Approximately 1.0%	(4)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	17,200,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	17,200,000

(1)
This number includes (a) 19,208,000 shares which AC will acquire on November 19, 2003 pursuant to the cash settlement of the TrENDS described in Item 6 below, and (b) 6,075,000 shares subject to forward sale contracts (described in Amendment No. 1 to Schedule 13D filed by the Reporting

Persons on May 11, 2001) over which AC holds no investment control but could, under certain circumstances, reacquire voting control.

(2)
This number includes shares deemed to be beneficially owned by AC and AFIC; Anschutz is the owner of 100% of the capital stock of AC and AC is the Manager and one-percent equity owner of AFIC.

(3)
This number includes 20,000 shares that Anschutz holds as custodian for his children. Anschutz disclaims beneficial ownership of these 20,000 shares.

(4)
Based on 1,761,634,561 shares of Common Stock issued and outstanding as of September 30, 2003.

(5)
This number includes shares beneficially owned by AFIC; AC is the Manager and one-percent equity owner of AFIC.

        Control Persons.    Except as reported below, as of the date of this Amendment No. 3, none of the Control Persons beneficially own shares of Common Stock:

Cannon Y. Harvey:
(a)	Amount beneficially owned:		79,400	(1)
(b)	Percent of class:		*	(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	79,400
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	79,400
	(iv)	Shared power to dispose or to direct the disposition of:	0
Craig D. Slater:
(a)	Amount beneficially owned:		123,400	(3)
(b)	Percent of class:		*	(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	123,400
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	123,400
	(iv)	Shared power to dispose or to direct the disposition of:	0

*
Less than one percent.

(1)
Includes 54,400 shares subject to options that are exercisable within 60 days of the date of this Amendment No. 3.

(2)
Based on 1,761,634,561 shares of Common Stock issued and outstanding as of September 30, 2003.

(3)
Includes 99,400 shares subject to options that are exercisable within 60 days of the date of this Amendment No. 3.

        None of the Reporting Persons or the Control Persons have effected any transaction in the Common Stock in the previous 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        As previously described in the Schedule 13D, there are 19,208,000 shares of Common Stock (the "TrENDS Shares") held by the Qwest TrENDS Trust (the "Trust") (over which AC has no voting control) created in 1998 to hold the TrENDS Shares for holders of Trust Enhanced Distribution Securities ("TrENDS"). Under the terms of the Trust Agreement governing the Trust (previously filed as Exhibit D to the Schedule 13D) (the "Trust Agreement"), AC is required to either cause the Trust to assign the TrENDS Shares to the TrENDS holders on the Exchange Date (November 17, 2003) or provide cash to the Trust to settle such obligation at the Cash Settlement Amount. On October 16, 2003, AC gave notice of its intent to settle the TrENDS obligation for cash. As a result of the cash settlement of the TrENDS, AC will become the owner of the TrENDS Shares on the Exchange Date.

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Pursuant to Rule 13d-1(k), this Amendment No. 3 is being filed jointly on behalf of each of Philip F. Anschutz, Anschutz Company and Anschutz Family Investment Company LLC.

PHILIP F. ANSCHUTZ
By:	/s/ ROBERT M. SWYSGOOD Robert M. Swysgood(1) Attorney-in-fact			October 20, 2003 Date
ANSCHUTZ COMPANY
By:	Philip F. Anschutz Chairman and Chief Executive Officer
	By:	/s/ ROBERT M. SWYSGOOD Robert M. Swysgood(1) Attorney-in-fact		October 20, 2003 Date
ANSCHUTZ FAMILY INVESTMENT COMPANY LLC
By:	Anschutz Company Manager
	By:	Philip F. Anschutz Chairman and Chief Executive Officer
		By:	/s/ ROBERT M. SWYSGOOD Robert M. Swysgood(1) Attorney-in-fact	October 20, 2003 Date

(1)
Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 3 to the Schedule 13D on his behalf as an individual and on his behalf as an officer and director of Anschutz Company. A copy of the power of attorney was previously filed as Exhibit B to the initial Schedule 13D filed with the Commission on June 2, 2000.

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Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Signatures